UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation By Reference

Exhibits 99.1 through 99.4 to this report of Sandstorm Gold Ltd. (the “Company”) on Form 6-K are hereby incorporated by reference into this report and are hereby incorporated by reference into and as exhibits to the Company’s Registration Statement on Form F-10 (File No. 333-267544) under the Securities Act of 1933, as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Equity Distribution Agreement, dated June 9, 2023.

99.2	Consent of Cassels Brock & Blackwell LLP

99.3	Consent of Blake, Cassels & Graydon LLP

99.4	Consent of Imola Götz

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: June 9, 2023	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer